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MAR 01 2019
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SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 7th Floor
(No. and Street)

Columbus	OH	43287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. M. Johnson, (614) 480-5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2018 and Report of the Independent Registered Public Accounting Firm

Public Pursuant to SEC Rule 17a-5(e)(3)

OATH OR AFFIRMATION

I, Melanie K. M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

NOTARIAL SEAL STATE OF OHIO

Edward S. Zatezalo
Notary Public, State of Ohio
My Commission Expires 04-15-2019

Melanie KM Johnson 2-28-19

Signature

Treasurer

Title

2-28-19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HUNTINGTON INVESTMENT COMPANY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Huntington Investment Company

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2019

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash	$	13,573,413
Securities owned - at fair value		31,014,998
Accounts receivable		2,685,994
Receivable from clearing broker		2,243,198
Prepaid expenses		1,362,902
Net deferred tax assets		939,269
TOTAL ASSETS	$	51,819,774

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued personnel expenses	$	8,468,969
Accrued expenses		2,092,425
Payable to affiliate		1,693,907
Securities sold, not yet purchased - at fair value		673,795
Other liabilities		41,354
Total liabilities	$	12,970,450
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 12)		
SHAREHOLDER'S EQUITY:		
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	$	19,338,849
Retained earnings		19,510,475
Total shareholder's equity	$	38,849,324
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	51,819,774

The accompanying notes are an integral part of the Statement of Financial Condition.

Public Pursuant to SEC Rule 17a-5(e)(3)

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also a SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying Statement of Financial Condition includes the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates — The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and the accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2018, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Fair value measurement — HIC's financial instruments, such as cash and securities owned, are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 4 for more information regarding fair value measurements.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBAN stock granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the

requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees.

Pension and other postretirement benefits — Eligible employees of HIC participate in the employee benefit programs of HBI. The contra-liability associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Accrued personnel expenses. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

3. RECEIVABLE FOR REVENUE FROM CONTRACTS WITH CUSTOMERS

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. The reserve is based upon historical collection experience and specific collection issues that have been identified. The reserve is adjusted monthly and is recorded as contra-revenue in Commissions on the Statement of Operations. Receivables related to revenues from contracts with customers were $5,953,244 and $4,205,555, net of reserves of $238,926 and $205,096, as of December 31, 2018 and December 31, 2017, respectively.

4. BUSINESS RISKS AND UNCERTAINTIES

Weak market performance may adversely affect sales of investment products and cause potential purchasers to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Commissions related to the sale of annuity products accounts for 28% of the revenue of the Company. Consequently, a decrease in annuity sales could impact the total revenue of the Company.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AND SECURITIES SOLD, NOT YET PURCHASED

NFS loans the Company money to purchase securities owned.

A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2018, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
Money market mutual funds	$ 27,125,341	$ —	$ 27,125,341
Corporate debt	—	499,810	499,810
State and municipal government	—	3,388,424	3,388,424
Equity	1,423	—	1,423
Total	$ 27,126,764	$ 3,888,234	$ 31,014,998

A summary of HIC's securities sold, not yet purchased, measured at fair value on a recurring basis, as of December 31, 2018, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
U.S. Treasury bonds	$ 673,795	$ —	$ 673,795
Total	$ 673,795	$ —	$ 673,795

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include money market mutual funds and equity securities which are investments with quoted prices (unadjusted) in active markets for identical securities. When quoted market prices are not available, fair values are classified as Level 2 using quoted prices for similar assets in active markets, quoted prices of identical or similar assets in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 securities include corporate debt securities and municipal securities. For Level 2 securities, management uses various methods and techniques to corroborate prices obtained from the pricing services, including reference to dealer or other market quotes, and by reviewing valuations of comparable instruments. HIC did not have any securities classified as Level 3 at December 31, 2018 or during the year then ended.

6. INCOME TAXES

Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the TCJA, the Company revalued its ending net deferred tax assets at December 31, 2017.

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. Certain proposed adjustments resulting from the IRS examination of the 2010 through 2011 tax returns have been settled, subject to final approval by the Joint Committee on Taxation of the U.S. Congress.

While the statute of limitations remains open for tax years 2012 through 2017, the IRS has advised that tax years 2012 through 2014 will not be audited, and began the examination of the 2015 federal income tax return in the second quarter 2018. Various state and other jurisdictions remain open to examination.

Federal and state income taxes paid, net of refunds, by HIC to/from the taxpaying entity during 2018 were $1,208,048 net refunds.

The significant components of deferred tax assets and liabilities at December 31, 2018 were as follows:

Deferred tax assets:		
Pension and other employee benefits	$	514,641
Accrued expenses		429,769
State NOL Carryforward		35,041
Total deferred tax assets	$	979,451
Deferred tax liabilities:		
State income taxes	$	40,093
Other		89
Total deferred tax liabilities	$	40,182
Net deferred tax assets	$	939,269

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2018, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

HIC recognizes interest and penalties on income tax assessments or income tax refunds in the Statement of Financial Condition as a component of its provision for income taxes. There were no amounts accrued at December 31, 2018.

7. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share based compensation plans which provide for the granting of stock options and other awards to officers, directors, and other employees of the Company. Compensation costs are included in Personnel expense on the Statement of Operations.

Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over four years or when other conditions are met. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. Options granted on or after May 1, 2015 have a term of seven years. All options granted on or before April 30, 2015 have a term of ten years.

HBI also grants restricted stock units to certain employees of the Company. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

The following table summarizes the status of the Company's restricted stock units as of December 31, 2018, and activity for the year ended December 31, 2018:

	Quantity	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2018	290,722	$11.72
Granted	88,608	14.93
Assumed	20,583	10.23
Forfeited	(8,833)	12.84
Vested	(71,325)	10.26
Nonvested at December 31, 2018	319,755	$12.81

The fair value of awards granted to HIC employees in 2018 totaled $1,135,415. As of December 31, 2018, the total unrecognized compensation cost related to nonvested awards was $2,081,644. Share-based compensation is recorded as a capital contribution from HBI.

8. RETIREMENT PLANS

Eligible employees of HIC participate in the employee benefit programs of HBI. HBI sponsors the Plan, a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013 and no longer accrues service benefits to participants, provides benefits based upon length of service and compensation levels. The funding policy of HBI is to contribute an annual amount that is at least equal to the

minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. During the 2013 third quarter, the HBI board of directors approved, and management communicated, a curtailment of the HBI's pension plan effective December 31, 2013.

In addition, HBI has an unfunded defined benefit post-retirement plan that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee's number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee's base salary at the time of retirement, with a maximum of $50,000 of coverage. The employer paid portion of the post-retirement health and life insurance plan was eliminated for employees retiring on and after March 1, 2010. Eligible employees retiring on and after March 1, 2010, who elect retiree medical coverage, will pay the full cost of this coverage. HBI will not provide any employer paid life insurance to employees retiring on and after March 1, 2010. Eligible employees will be able to convert or port their existing life insurance at their own expense under the same terms that are available to all terminated employees.

On January 1, 2015, HBI terminated the HBI sponsored retiree health care plan for Medicare eligible retirees and their dependents. Instead, HBI will partner with a third party to assist the retirees and their dependents in selecting individual policies from a variety of carriers on a private exchange.

HIC's portion of the projected benefit obligation under the Plan was $23,155,886 at December 31, 2018. As of December 31, 2018 the fair value of plan assets exceeded HIC's projected benefit obligation under the plan by $192,747 which is included as a reduction of accrued personnel expenses.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

Pursuant to its agreement with NFS, HIC agrees to indemnify NFS in the event an introduced customer margin call is not met and NFS incurs a loss. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. HIC introduced customer margin accounts at NFS as of December 31, 2018 was $101,108. In the event of any customer default on a margin call, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC does not believe it has material exposure under the margin account guarantees and, therefore, has not recorded a loss reserve.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. RELATED-PARTY TRANSACTIONS

Cash in the amount of $13,573,413 was held in HNB deposit accounts at December 31, 2018, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Allocated costs are based on an internal methodology. Payable to affiliate of $1,693,907 as of December 31, 2018 consists of allocated taxes as well as amounts related to all other interaffiliate activity.

Pursuant to a sub-custodial and asset allocation agreement with HNB, HIC has engaged HNB to act as sub-custodian for the assets of certain investment products for which it serves as investment advisor and coordinates custodian services. HNB also provides asset administration services such as re-balancing in accordance with established models regarding securities in which the accounts are invested. HIC compensates HNB for these services based on the number of open accounts.

Pursuant to the master interaffiliate services agreement with HNB, HNB provides safekeeping services for clients of HIC. HIC compensates HNB for this service based on the number of applicable accounts serviced.

HNB employs wealth advisors and licensed bankers who hold the required licenses to sell HIC products. HIC compensates HNB for the services provided by these individuals based on the number of registered representatives and the percentage of their time allocated to HIC products.

HIC participates in the underwriting of corporate bonds for HNB and its affiliates.

HNB has engaged HIC to provide services to HNB in the administration of certain programs for cash management and related activities. HIC earns fees as compensation for the services provided.

11. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2018 HIC had regulatory net capital of $26,594,436 or an excess of $25,774,659 over required net capital of $819,777. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2018, the ratio of aggregate indebtedness to net capital was 46%.

HIC claims exemption from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii). HIC maintains an account at HNB that is designated for the exclusive benefit of customers. The balance in that account at December 31, 2018 was $0.

12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved at times in various litigation, claims, arbitration and regulatory matters arising out of the normal course of its business. Management believes that after consultation with legal counsel the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that have a variety of representations and warranties. Management believes that these representations and warranties will not have a material adverse effect the future results of operations or financial position of the Company.

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2019, which is the issuance date of the Statement of Financial Condition, and made the determination that no other events occurred subsequent to December 31, 2018 that would require disclosure in or would be required to be recognized in the Statement of Financial Condition.

Huntington

THE HUNTINGTON INVESTMENT COMPANY'S EXEMPTION REPORT

The Huntington Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2018 except as described below:

Individual instances of customer funds and securities that were not transmitted by noon the following business day after receipt by Company representatives were as follows:

Month	Number of Exceptions
January	19
February	23
March	40
April	24
May	16
June	12
July	5
August	10
September	30
October	38
November	13
December	20
Total	250

The Huntington Investment Company

I, Melanie K. M. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Melanie KM Johnson

Title: Treasurer

February 28, 2019

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of The Huntington Investment Company

We have reviewed The Huntington Investment Company's assertions, included in the accompanying The Huntington Investment Company's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(i) and (2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 except as described in its exemption report with respect to the following exceptions:

Individual instances of customer funds and securities that were not transmitted by noon the following business day after receipt by Company representatives were as follows:

Month	Number of Exceptions
January	19
February	23
March	40
April	24
May	16
June	12
July	5
August	10
September	30
October	38
November	13
December	20
Total	250

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) and (2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2019